UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-6263 (Commission File Number)	36-2334820 (IRS Employer Identification No.)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois	60191
(Address of principal executive offices)	(Zip Code)

Robert J. Regan  (630) 227-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this report is being filed, and provide the period to which the information in this form applies:

☒                        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 - Conflict Minerals Disclosure and Report; Exhibit Requirement

A copy of the Company’s Conflict Minerals Report is attached to this Form SD as Exhibit 1.02 and is publicly available on the Company’s website at www.aarcorp.com under “Investor Relations” in “SEC Filings.”

Section 2 — Exhibits

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AAR CORP.
(Registrant)

/s/ ROBERT J. REGAN	June 2, 2014
Robert J. Regan, Vice President, General Counsel and Secretary	(Date)

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